Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

March 30, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Mr. John Reynolds
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Israel Technology Acquisition Corp. Preliminary Proxy Statement Amendment No. 2 Filed February 14, 2007 File No. 000-51259

Dear Mr. Reynolds:

On behalf of Israel Technology Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 22, 2007, relating to the above-captioned Preliminary Proxy Statement (“Proxy Statement”). Captions and page references herein correspond to those set forth in the amended Proxy Statement. We are also delivering three (3) courtesy copies of such marked amended Proxy Statement to John Zitko. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

l.
We note your supplemental response to comment one from our letter of February 8, 2006. Please include this information in the proxy statement when you discuss the negotiations of the transaction. Provide clear disclosure of these various relationships between the parties and provide clear disclosure regarding what activities or communications occurred through these connections. This information is important to an investor as it relates to the connections and relationships between the parties affiliated with the SPAC and the target business. Provide clear disclosure of any other connections or relationships between officers, directors and affiliates of Israel Technology and the officers, directors and affiliates of IXI Mobile. We may have further comment.

We have included the information in tabular format in the section titled “The Merger Proposal - Background of the Merger” as requested.

Securities and Exchange Commission
March 30, 2007

2.
We reissue comment four from our letter of February 8, 2007, which was a reissuance of comment two from our letter of January 23, 2007. We continue to note that your response and amended disclosure have been framed in the present tense, but the Staff s comment was not so limited.

In connection with the preceding comments, and with respect to each of your directors, please affirmatively disclose each arrangement, agreement, understanding or otherwise, between such director and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director, as required by Item 401(a), or affirmatively disclose, with respect to each of your directors, that there are none. We may have further comment.

We have revised the disclosure to clarify that there is not now, nor has there ever been, any arrangement, agreement or understanding regarding the selection and nomination of the Company’s directors as requested.

Questions and. Answers, page 3

3.
We note the removal of the requirement for shareholders to tender their shares prior to the meeting of stockholders to elect conversion. Supplementally advise, if true, that you will not later add back this requirement.

We supplementally confirm that the Company will not later add back the requirement to have shareholders tender their shares prior to the meeting of stockholders to elect conversion.

4.
We note your response to comment eight from our letter of February 8, 2007 that Andrew Weiss has contacted the company stating that he intended to vote against the merger if he could not sell his shares at a per-share amount above the conversion price. Please disclose such event and disclose the response provided to Mr. Weiss, if any.

We have revised the disclosure in the section titled “Special Meeting of ITAC Stockholders - Conversion Rights” to indicate that an associate of Andrew M. Weiss contacted the Company to inform the Company that Mr. Weiss intended to vote the shares of common stock held by him (or entities he controls) against the merger and to seek conversion if he could not sell his shares at a per-share amount above the conversion price. The Company then suggested that Mr. Weiss contact brokerage firms following the Company which might possibly be in contact with potential buyers for his shares.

Securities and Exchange Commission
March 30, 2007

5.
We reissue comment 12 from our letter of February 8, 2007. We note your response that the Proxy Statement has been revised but we are unable to locate such changed disclosure. Please advise. We note your response to comment eight from our letter of January 23, 2007. Please provide clear disclosure of your supplemental response in the proxy statement. In addition, include in the proxy your analysis included in the opening paragraphs of your response letter dated January 30, 2007. Explain in greater detail the basis for your belief that the 2006 numbers are not material and the basis for your belief that 2007 through 2010 projections provide greater comfort, when it appears that these projections were based upon 2006 projections. We may have further comment.

As discussed with the Staff, we refer the Staff to the section titled “The Merger Proposal - ITAC’s Board of Directors’ Reasons for the Approval of the Merger” where such information has been provided.

6.	We reissue comment 13 from our letter of February 8, 2007. We note your response that the Proxy Statement has been revised but we continue to note disclosure on page 50, which should be revised.

We have revised the disclosure as requested to remove the reference to the fact that Trigger-Foresight’s opinion is addressed only to the Company’s board of directors.

Background of the Merger, page 51

7.
We reissue comment 18 from our letter of February 8, 2007 in light of the apparent business experience and directorships of your management that were not disclosed in your IPO prospectus. We note your disclosure on page 50 that "The terms of the merger agreement are the result of arm's-length negotiations between representatives of ITAC and IXI." In tabular format, please disclose any and all relationships, connections, affiliations, agreements, or otherwise, past and present, between each of your officers and directors and each officer, director, affiliate, shareholder, and bridge lender of IXI, past and present, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

As indicated in response to comment 1 above, we have included the information in tabular format in the section titled “The Merger Proposal - Background of the Merger” as requested

8.
We reissue comment 19 from our letter of February 8, 2007. In light of the apparent previously undisclosed business experience and directorships of ITAC's officers and directors, please disclose the dates upon which each of your officers and directors first became aware of IXI, directly or indirectly.

We have revised the disclosure in the section titled “The Merger Proposal - Background of the Merger” to confirm that, notwithstanding the connections provided in response to comment 1 above, none of the Company’s officers, directors or affiliates became aware of IXI Mobile, Inc., directly or indirectly, prior to October 20, 2005.

Securities and Exchange Commission
March 30, 2007

Valuation Overview, page 60

9.
We note your response to comment 29 from our letter of February 8, 2007, especially repeated assertion that "The Trigger-Foresight projections did not assume that the merger was completed. Instead, their calculations were made on a pre-merger, pre-money basis. Accordingly, the Company's value did not affect their calculation of the valuation of IXI Mobile and the 80% test."

However, the noted that your projections were made on a post-money basis, as evidenced by your disclosure on page 54: "ITAC's board recognized that IXI was at an early stage in achieving revenues, and that material revenue growth would likely occur following the merger (based on the assumption that sufficient working capital would be available through a number of sources, including the $20 million bridge loan, and ITAC's trust fund proceeds of over $34 million following the consummation of the merger)."

Accordingly, we reissue comment 29.

If ITAC's board analyzed the transaction with the view "that material revenue growth would likely occur following the merger (based on the assumption that sufficient working capital would be available through a number of sources, including the $20 million bridge loan, and ITAC's trust fund proceeds of over $34 million following the consummation of the merger)" and

"Based on the financial analysis of Trigger-Foresight generally used to approve the transaction, the ITAC board of directors determined that this [80% net assets test] requirement was met, then

Please explain the basis for this assumption in determining the projections used to calculate the valuation of the company and then in determining whether the 80% test was met. The disclosure in the IPO prospectus indicated that the company acquired would have a value of at least 80% of net assets, not that the combined company would meet this 80% test. Please advise. We may have further comment.

While the Staff correctly points out that the Company’s management believed that material revenue growth would likely occur following the merger (based upon the assumption that sufficient working capital would be available through a number of sources, including the $20 million bridge loan, and the Company’s trust fund proceeds of over $34 million following the consummation of the merger), these assumptions were not relied upon by the Company in determining whether the 80% test had been satisfied. As indicated in the section titled “The Merger Proposal - Fairness Opinion,” the Company relied upon the opinion of Trigger-Foresight in concluding that the transaction met the 80% test. The only capital infusion that was assumed was that IXI would receive a $20 million infusion (which was ultimately received through IXI’s bridge loan), irrespective of whether or not the merger with the Company was consummated. We have revised the disclosure in the discussion of Trigger-Foresight’s discounted cash flow analysis to clarify the foregoing. We have also revised the section titled “80% Test” to set forth the varying estimated values that Trigger-Foresight arrived at when valuing IXI, all of which rise above the required 80% threshold.

Securities and Exchange Commission
March 30, 2007

10.
We reissue comment 31 from our letter of February 8, 2007. We note your response and additional disclosure but, since all of the companies appear to far outstrip IXI in terms of revenue, market capitalization, and profit, please explain how they may be considered to be useful comparisons. Also, please disclose why Trigger-Foresight believed a 30% discount was "proper in analyzing the transaction" when it appears that Nokia, Motorola, Samsung, Hewlett Packard, Dell, Gateway, Apple, Symbol Technologies, and Garmin, Research in Motion Limited and Palm, Inc. were used as comparison companies as noted on page 63.

We have revised the disclosure as requested and added a risk factor in the “Risk Factors” section on the fairness opinion of Trigger-Foresight indicating that the Company’s stockholders should not place undue reliance on such opinion as a result of the comparable companies used by Trigger-Foresight.

Management's Discussion and Analysis, page 120

11.
We note your response to prior comment 38 of our letter dated February 8, 2007. It appears that the extinguishment charge relating to the modification of the convertible bridge loan agreement would reasonably be expected to have a material impact on your income/loss from continuing operations. Accordingly, please provide disclosures in MD&A discussing the proposed accounting treatment for the modification of the convertible bridge loan agreement, including the amount of the projected extinguishment charge, the components comprising this amount, and the factors that may cause the actual charge to vary from the estimated amount. Refer to Item 303(b) of Regulation S-B and revise your disclosures accordingly.

We have revised the disclosure in Management’s Discussion and Analysis as requested.

We would appreciate the Staff’s prompt attention to this matter. If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Israel Frieder Richard H. Gilden, Esq.